SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

North American Technologies Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

657193207
(CUSIP Number)

Daniel Warsh
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL
(847) 559-0060
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Crestview Capital Master, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

1,374,893 (1)

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

1,374,893 (1)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,374,893 (1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.67% (1)(2)

14 TYPE OF REPORTING PERSON

OO

All calculations reflect the 1-for-20 reverse stock split by the Issuer which was completed on September 27, 2007.

(1)
Includes (a) 1,324,893 shares of Common Stock and (b) 50,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant issued to the Reporting Person on November 8, 2004 which is immediately exercisable.

(2)
The ownership percentage of the Reporting Person is based upon (a) 10,781,178 shares of Common Stock issued and outstanding as of August 12, 2008 as reported in the Issuer’s Form 10-QSB for the quarter ended June 30, 2008 and filed on August 13, 2008 with the Securities and Exchange Commission, (b) 50,000 shares of the Common Stock purchase warrant issued to the Reporting Person on November 8, 2004 and (c) 16,402 shares of Common Stock issued to the Reporting Person as an interest payment pursuant to the terms of the 8% Convertible Debenture due July 25, 2010.

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Crestview Capital Partners, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☒

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER

0

8 SHARED VOTING POWER

1,374,893 (1)

9 SOLE DISPOSITIVE POWER

0

10 SHARED DISPOSITIVE POWER

1,374,893 (1)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,374,893 (1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.67% (1)(2)

14 TYPE OF REPORTING PERSON

OO

All calculations reflect the 1-for-20 reverse stock split by the Issuer which was completed on September 27, 2007.

(1)	Includes (a) 1,324,893 shares of Common Stock, and (b) 50,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant which is immediately exercisable.
(2)
The ownership percentage of the Reporting Person is based upon (a) 10,781,178 shares of Common Stock issued and outstanding as of August 12, 2008, as reported in the Issuer’s Form 10-QSB for the quarter ended June 30, 2008 and filed on August 13, 2008 with the Securities and Exchange Commission, (b) 50,000 shares of the Common Stock purchase warrant issued to the Reporting Person on November 8, 2004 and (c) 16,402 shares of Common Stock issued to the Reporting Person as an interest payment pursuant to the terms of the 8% Convertible Debenture due July 25, 2010.

This Amendment No. 5 (“Amendment No. 5”) is being filed jointly by Crestview Capital Master, LLC (“Crestview”) and Crestview Capital Partners, LLC (“Crestview Partners”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”) and amends the Schedule 13D filed by Crestview and certain other persons on September 16, 2004, as amended by Amendment No. 1 thereto filed on December 2, 2004, as amended by Amendment No. 2 thereto filed on February 1, 2006, as amended by Amendment No. 3 thereto filed on September 29, 2006, and as amended by Amendment No. 4 filed on April 9, 2007 (collectively, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 5 relates to the common stock, $0.001 par value per share (the “Common Stock”), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 429 Memory Lane, Marshall, Texas 75672 (the “Company”).

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. As reported in Item 5 hereof, each of Messrs. Flink, Hoyt and Warsh may be deemed to have beneficial ownership of the shares of Common Stock reported hereby, although each disclaims such beneficial ownership.

(b) The business address for each Reporting Person, and for each of Messrs. Flink, Hoyt and Warsh, is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each Reporting Person is purchasing, selling, trading and investing in securities, and the principal business of each of Messrs. Flink, Hoyt and Warsh is working for Crestview.

(d) No Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Except as set forth below, no Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On February 26, 2007, the Securities and Exchange Commission (the "SEC") filed a civil complaint against Crestview Partners and Mr. Flink alleging that they made a materially false representation in relation to each of two registered direct offerings in 2003 and 2004 by entering into subscription agreements containing a representation that Crestview-related funds had not engaged in short sales of the securities being offered during the ten days prior to signing of the subscription document even though such Crestview-related funds had in fact engaged in such short sales. Without admitting or denying the allegations in the SEC's complaint, Crestview Partners and Mr. Flink agreed to settle this matter. As a result, a final judgment was entered by the court on February 26, 2007, permanently enjoining Crestview Partners and Mr. Flink from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Crestview agreed to pay $197,320 in disgorgement of profits and a civil penalty in the same amount, plus interest, and Mr. Flink agreed to pay a civil penalty in the amount of $120,000. Crestview Partners also agreed to retain an independent consultant to monitor Crestview Partners' compliance procedures and to report to the staff of the SEC with respect thereto. The SEC did not seek or impose any administrative bars or suspensions against Crestview or Mr. Flink.

(f) Crestview is a Delaware limited liability company. Crestview Partners is an Illinois limited liability company. Each of Messrs. Flink, Hoyt and Warsh is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following information:

Crestview acquired the following numbers of shares of Common Stock on the following dates from the Company as interest payments pursuant to the terms of the Company’s 7% Convertible Debenture due July 1, 2008 (the “7% Debenture”) and the 8% Convertible Debenture due July 25, 2010 (the “8% Debenture”):

(1)	January 12, 2007, 9,693 shares of Common Stock, which includes three interest payments equal to 3,808 and 4,527 and 1,358 shares of Common Stock;
(2)	March 27, 2007, 230 shares of Common Stock;
(3)	March 30, 2007, 57,631 shares of Common Stock which includes interest payments equal to 22,639 and 26,917 and 8,075 shares of Common Stock;
(4)	October 9, 2007, 3,034 shares of Common Stock;
(5)	February 6, 2008, 16,402 shares of Common Stock;
(6)	April 11, 2008, 16,224 shares of Common Stock;
(7)	July 21, 2008, 16,224 shares of Common Stock; and
(8)	October 15, 2008, 16,402 shares of Common Stock.

Additionally, on March 26, 2007, Crestview acquired 541,845 shares of Common Stock from the Company as a conversion pursuant to the terms of the 7% Debenture, which includes three conversions equal to 212,846 and 253,076 and 75,923 shares of Common Stock.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following information:

The purpose of this Schedule 13D is to report the transactions described in Item 3 above. The Reporting Person has none of the purposes described in (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) Crestview beneficially owns (1) 1,324,893 shares of Common Stock and (2) a Common Stock Purchase Warrant to purchase 50,000 shares of Common Stock issued to Crestview on November 8, 2004, or 12.67% of the issued and outstanding Common Stock (based on (i) 10,781,178 shares outstanding, as of August 12, 2008, as disclosed in the Company’s 10-QSB for the quarter ended June 30, 2008 and filed on August 13, 2008, as adjustment for the 1-for-20 reverse stock split, (ii) 50,000 shares of the Common Stock purchase warrant issued to the Reporting Person on November 8, 2004 and (iii) 16,402 shares of Common Stock issued to the Reporting Person as an interest payment pursuant to the terms of the 8% Convertible Debenture due July 25, 2010). As described in Item 3 above, Crestview received:

(1)	3,808 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 7% Debenture on January 12, 2007;
(2)	4,527 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 7% Debenture on January 12, 2007;
(3)	1,358 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 7% Debenture on January 12, 2007;
(4)	212,846 shares of Common Stock as a conversion pursuant to the terms of the 7% Debenture on March 26, 2007;
(5)	253,076 shares of Common Stock as a conversion pursuant to the terms of the 7% Debenture on March 26, 2007;
(6)	75,923 shares of Common Stock as a conversion pursuant to the terms of the 7% Debenture on March 26, 2007;
(7)	230 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 7% Debenture on March 27, 2007;
(8)	22,639 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 7% Debenture on March 30, 2007;
(9)	26,917 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 7% Debenture on March 30, 2007;
(10)	8,075 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 7% Debenture on March 30, 2007;
(11)	3,034 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 8% Debenture on October 9, 2007;
(12)	16,402 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 8% Debenture on February 6, 2008;
(13)	16,224 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 8% Debenture on April 11, 2008;
(14)	16,224 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 8% Debenture on July 21, 2008; and
(15)	16,402 shares of Common Stock in lieu of cash interest payments pursuant to the terms of the 8% Debenture on October 15, 2008.

The (i) Common Stock Purchase Warrant purchased on December 29, 2005; (ii) Common Stock Purchase Warrant purchased on May 8, 2006; and (iii) Common Stock Purchase Warrant purchased on September 15, 2006 contain a limitation prohibiting exercise thereof, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such exercise.

The (i) Common Stock Purchase Warrant purchased on July 25, 2007; (ii) Series CC Preferred Stock purchased February 25, 2005; (iii) 8% Convertible Debenture purchased July 25, 2007; (iv) Preferred Stock Purchase Warrant purchased February 25, 2005; and (v) Common Stock Purchase Warrant purchased December 31, 2003 contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned by Crestview.

Currently, Stewart Flink, Robert Hoyt and Daniel Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview; however, each disclaims beneficial ownership of such shares of Common Stock.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto. Reference is made to Items 3 and 5 of this Schedule 13D, which are incorporated by reference herein, for a description of the contracts and arrangements between Crestview and the Company, and of the relationships between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 2, 2008

CRESTVIEW CAPITAL MASTER, LLC

By: Crestview Capital Partners, LLC, its sole manager

By: /s/ Daniel I. Warsh
Name: Daniel Warsh
Title: Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By: /s/ Daniel I. Warsh
Name: Daniel Warsh
Title: Manager